Exhibit 99.1

China Lending Corporation Announces Fourth Quarter and Fiscal Year

2016 Financial Results

Revenues and net income grew 26% and 22%, respectively, to reach record highs in 2016

Beijing & Urumqi, Mar. 3, 2017 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a leading non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2016.

Ms. Jingping Li, Co-Founder & CEO of China Lending, stated, “We are very pleased to report strong financial results for the year of 2016 with interest and fee income growing by 26.1% to $35.54 million and net income by 22.4% to $17.28 million, respectively, both were record highs since our inception.”

Ms. Li continued, “While 2016 was clearly a banner year for China Lending, we expect to extend our streak of growth in 2017 as we continue to fortify our brand, strengthen our leading market position in Xinjiang Autonomous Region, diversify our product and service offerings, and expand our geographic outreach. We believe that the Chinese micro financing market remains in the early stages of development nine years coming out of the shadows, offering plenty of opportunities for us to continue to grow at a healthy clip through organic growth and selective acquisitions. As competition is poised to heat up and industry consolidation appears inevitable, we strongly believe that China Lending can be a long-term winner as we continue to benefit from the Xinjiang’s above-average GDP growth, the “One Belt, One Road” State initiatives and the publicity being the only U.S.-listed company in the region.”

Fourth Quarter 2016 Financial Results

	For the Three Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
	(Unaudited)	(Unaudited)
Revenues	$8.64	$8.46	2.1%
Direct lending	$7.27	$6.06	20.0%
Consulting and credit risk analysis	$1.37	$2.40	-43.0%

Interest expenses	$(1.37)	$(1.29)	5.9%
Provision for loan losses	$(1.14)	$(1.17)	-3.2%
Net interest income	$6.14	$6.00	2.3%
Non interest expenses /income	$(1.48)	$(1.46)	1.2%
Net income	$3.56	$3.68	-3.3%
Dividend - Series A convertible preferred stock	$(0.17)	$0.00	NA
Net income attributable to common shareholders	$3.39	$3.68	-8.0%
EPS - Basic	$0.22	$0.18	19.4%
EPS - Diluted	$0.18	$0.18	-2.1%

Interest and fee income (Revenues)

For the three months ended December 31, 2016, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, increased by $0.17 million, or 2.1%, to $8.64 million from $8.46 million for the same period of last year. The increase was mainly due to more loans issued as a result of increases in registered capital and borrowed funds for lending. On a segment basis, revenues from direct lending increased by $1.21 million, or 20.0%, to $7.27 million for the three months ended December 31, 2016 from $6.06 million for the same period of last year. Revenues from consulting and credit risk analysis decreased by $1.04 million, or 43.0%, to $1.37 million for the three months ended December 31, 2016 from $2.40 million for the same period of last year.

Interest expense

The Company used borrowed funds, including short-term bank loans, secured loans, loans from related parties and loans from a cost investment investee, to fund its direct lending business. Total interest expense increased by $0.08 million, or 5.9%, to $1.37 million for the three months ended December 31, 2016 from $1.29 million for the same period of last year. The increase in total interest expense was mainly due increases in interest expenses on short-term bank loans and loans from related parties and partially offset by decrease in interest expense on loans obtained from a cost investment investee.

Provision for loan losses

Provision for loan losses decreased by $0.03 million, or 3.2%, to $1.14 million for the three months ended December 31, 2016 from $1.17 million for the same period of last year.

Net interest income

After deducting for interest expense and provision for loan losses, net interest income was $6.14 million for the three months ended December 31, 2016, an increase of $0.14 million, or 2.3%, from $6.00 million for the same period of last year.

Non-interest expense

Salaries and employee surcharge increased by $0.12 million, or 33.6%, to $0.48 million for the three months ended December 31, 2016 from $0.36 million for the same period of last year. Business and other taxes decreased by $0.30 million, or 86.2%, to $0.05 million for the three months ended December 31, 2016 from $0.35 million for the same period of last year. Other operating expenses increased by $0.27 million, or 35.6%, to $1.02 million for the three months ended December 31, 2016 from $0.75 million for the same period of last year. As a result, total non-interest expense increased by $0.09 million, or 6.1%, to $1.55 million for the three months ended December 31, 2016 from $1.46 million for the same period of last year.

Net income and EPS

Income before tax increase by $0.12 million, or 2.6%, to $4.66 million for the three months ended December 31, 2016 from $4.54 million for the same period of last year. Income tax expense was $1.10 million for the three months ended December 31, 2016, compared to $0.86 million for the same period of last year.

Net income decreased by $0.12 million, or 3.3%, to $3.56 million for the three months ended December 31, 2016 from $3.68 million for the same period of last year. After deducting for dividend paid for Series A convertible redeemable preferred stock, net income allocated to ordinary shareholders was $3.39 million, or $0.18 per diluted share, for the three months ended December 31, 2016. This compared to $3.68 million, or $0.18 per diluted share, for the same period of last year.

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Fiscal Year 2016 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change

Revenues	$35.54	$28.18	26.1%
Direct lending	$28.70	$25.73	11.5%
Consulting and credit risk analysis	$6.84	$2.45	179.5%

Interest expenses	$(4.98)	$(3.89)	27.9%
Provision for loan losses	$(4.65)	$(2.17)	114.7%
Net interest income	$25.92	$22.12	17.2%
Non interest expenses /income	$(4.52)	$(5.14)	-12.2%
Net income	$17.28	$14.12	22.4%
Dividend - Series A convertible preferred stock	$(0.33)	$0.00	NA
Net income attributable to common shareholders	$16.95	$14.12	20.0%
EPS - Basic	$0.94	$0.69	36.7%
EPS - Diluted	$0.79	$0.69	14.4%

Interest and fee income (Revenues)

For the twelve months ended December 31, 2016, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, increased by $7.37 million, or 26.1%, to $35.54 million from $28.18 million for the same period of last year. The increase was mainly due to more loans issued as a result of increases in registered capital and borrowed funds for lending. On a segment basis, revenues from direct lending increased by $2.97 million, or 11.5%, to $28.70 million for the twelve months ended December 31, 2016 from $25.73 million for the same period of last year. Revenues from consulting and credit risk analysis increased by $4.39 million, or 179.5%, to $6.84 million for the twelve months ended December 31, 2016 from $2.45 million for the same period of last year.

Interest expense

The Company used borrowed funds, including short-term bank loans, secured loans, loans from related parties and loans from a cost investment investee, to fund its direct lending business. The interest rates per annum on these loans received ranged between 7% and 12% for the year ended December 31, 2016. Total interest expense increased by $1.09 million, or 27.9%, to $4.98 million for the twelve months ended December 31, 2016 from $3.89 million for the same period of last year. The increase in total interest expense was mainly due increases in interest expenses on short-term bank loans and loans obtained from a cost investment investee.

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Provision for loan losses

Provision for loan losses increased by $2.48 million, or 114.7%, to $4.65 million for the twelve months ended December 31, 2016 from $2.17 million for the same period of last year. The increase was mainly attributable to some of the delinquent loans and interest receivable in which the Company has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for three cases that management believes are isolated and involve unique circumstances not indicative of systemic issues. We also increased the provision for loan receivables for tire supply chain financing by 0.5% to cover over-concentration risk in 2016.

Net interest income

After deducting for interest expense and provision for loan losses, net interest income was $25.92 million for the twelve months ended December 31, 2016, an increase of $3.79 million, or 17.2%, from $22.12 million for the same period of last year.

Non-interest expense

Salaries and employee surcharge increased by $0.35 million, or 38.7%, to $1.27 million for the twelve months ended December 31, 2016 from $0.92 million for the same period of last year. Business and other taxes decreased by $0.76 million, or 52.7%, to $0.69 million for the twelve months ended December 31, 2016 from $1.45 million for the same period of last year. Other operating expenses decreased by $0.12 million, or 4.4%, to $2.67 million for the twelve months ended December 31, 2016 from $2.79 million for the same period of last year. As a result, total non-interest expense decreased by $0.54 million, or 10.3%, to $4.62 million for the twelve months ended December 31, 2016 from $5.16 million for the same period of last year.

Net income and EPS

Income before tax increase by $4.42 million, or 26.0%, to $21.40 million for the twelve months ended December 31, 2016 from $16.98 million for the same period of last year. Income tax expense was $4.12 million for the twelve months ended December 31, 2016, compared to $2.86 million for the same period of last year.

Net income increased by $3.16 million, or 22.4%, to $17.28 million for the twelve months ended December 31, 2016 from $14.12 million for the same period of last year. After deducting for dividend paid for Series A convertible redeemable preferred stock, net income allocated to ordinary shareholders was $16.95 million, or $0.79 per diluted share, for the twelve months ended December 31, 2016. This compared to $14.12 million, or $0.69 per diluted share, for the same period of last year.

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Loan Portfolio

	2016				2015
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	186	40.5%	159.70	48.1%	108	39.6%	85.11	35.9%
Commerce & service	181	39.4%	104.45	31.5%	59	21.6%	58.80	24.8%
Manufacturing	22	4.8%	13.39	4.0%	41	15.0%	37.63	15.8%
Real estate	21	4.6%	19.94	6.0%	23	8.4%	22.79	9.6%
Agriculture	27	5.9%	24.23	7.3%	9	3.3%	14.45	6.1%
Energy and mining	6	1.3%	7.64	2.3%	5	1.8%	5.44	2.3%
Consumer credit	12	2.6%	1.17	0.4%	15	5.5%	1.04	0.4%
Others	4	0.9%	1.20	0.4%	13	4.8%	12.11	5.1%
Total	459	100.0%	331.72	100.0%	273	100.0%	237.37	100.0%

As of December 31, 2016, the Company’s loans covered over nine industries, including supply chain financing, commerce & trade, agriculture, real estate, manufacturing, energy and mining, service, environmental protection n and others. The Company issued 459 loans with total loan amount of $331.72 million for the twelve months ended December 31, 2016, compared to 273 loans with total loan amount of $237.37 million for the same period of last year. Supply chain financing was the largest industry segment for our loan portfolio, accounting for 48.1% of total loan amount with 186 loans issued in 2016, Commerce and service was the second largest industry segment, accounting for 31.5% of total loan amount with 181 loans issued in 2016.

The average loan size was $0.72 million for the twelve months ended December 31, 2016, compared to $0.87 million for the same period of last year. The average term of loans issued in 2016 was 5.7 months for the twelve months ended December 31, 2016, compared to 6.4 months for the same period of last year. The interest rates on loans issued ranged between 17.28~24.00% for the twelve months ended December 31, 2016, compared to 18.36~22.44% for the same period of last year.

As of December 31, 2016, the Company had total loan receivable of $154.72 million, of which $58.39 million were business loans and $96.33 million were personal loans. This compared to total loan receivable of $140.91 million, with business and personal loans of $41.79 million and $99.12 million, respectively, at the end of 2015. As of December 31, 2016, all of our loans were collateralized with guarantee backed loans, pledged assets backed loans and collateral backed loans of $84.56 million, $64.88 million, and $5.28 million, respectively.

Financial Condition

As of December 31, 2016, the Company had cash and cash equivalents of $4.50 million, compared to $6.73 million at the end of 2015. Net loan receivable was $148.29 million as of December 31, 2016, compared to $138.71 million at the end of 2015. Short-term bank loans, loans from a cost investment investee and secured loans were $7.47 million, $14.40 million and $14.15 million, respectively, as of December 31, 2016, compared to nil, $15.40 million and $24.74 million, respectively, at the end of 2015.

Net cash used in investing activities was $24.21 million for the twelve months ended December 31, 2016, compared to $22.06 million for the same period of last year. Net cash used in investing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $331.72 million in originated loans disbursement and cash inflows of $307.59 million in repayment of loans from customers. Net cash used in investing activities for the year ended December 31, 2015 was mainly consisted of cash outflows of $237.37 million in originated loans disbursement, cash outflows of $4.01 million in payment for a cost method investment, cash inflows of $212.72 million in repayment of loans from customers and cash inflows of $6.74 million in proceeds from disposal of loans receivable to a related party.

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Net cash used in financing activities was $1.27 million for the twelve months ended December 31, 2016, compared to net cash provided by financial activities of $13.02 million for the same period of last year. Net cash used in financing activities for the year ended December 31, 2016 was mainly consisted of cash outflows of $9.15 million in repayment of secured loan, cash outflows of $7.80 million in payments of dividends and cash outflows of $6.02 million in repayment of short-term bank borrowings, partially offset by cash inflows of $14.00 million in proceeds from short-term bank borrowings, cash inflows of $6.08 million in cash acquired from reverse merger and cash inflows of $1.62 million in proceeds from a related party, respectively. Net cash provided by financing activities for the year ended December 31, 2015 was mainly consisted of cash inflows of $16.05 million in proceeds from loans from a cost investment investee, cash inflows of $5.62 million in proceeds from short-term bank borrowings, cash inflows of $25.78 million in proceeds from secured loan, partially offset by cash outflows of $12.84 million in repayment of short-term bank borrowings, cash outflows of $15.94 million in repayment of secured loan and cash outflows of $5.62 million in payments of dividends, respectively.

Recent Update

On January 16, 2017, Albert Lyu was appointed by the Company’s Board of Directors to serve as the Company’s Chief Financial Officer, replacing Stephen Chan who resigned from the post. In addition, effective January 16, 2017, Zhang Jianfeng resigned as a director of the Company and Mr. Quan Zhou was appointed to fill the vacancy as a director created from Mr. Zhang’s resignation as a member of the Company’s Board of Directors on that same date.

On December 19, 2016, the Company announced that its Board of Directors approved a one-time stock dividend of $0.148 per ordinary share which represents an amount equal to twenty-five percent (25%) of the Company’s consolidated net income for the period beginning January 1, 2016 through September 30, 2016. The dividend was paid on January 20, 2017 to holders of record of the Company’s ordinary shares on December 29, 2016.

On December 7, 2016, the Company received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that its ordinary shares had met applicable listing requirements and would remain listed on the Nasdaq Capital Market. The hearing relating to the Company’s listing was canceled. On December 12, 2016, the Company notified Nasdaq of its intent to delist its warrants from the Nasdaq Capital Market due to the failure of the warrants to meet the minimum 400 round lot holder requirement under Nasdaq Marketplace Rule 5515(a)(4).

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About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million as of December 31, 2016, China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the risk that our recent business combination disrupts the Company’s current plans and operations; (3) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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china lending corporation

CONSOLIDATED Statements of INCOME and Comprehensive Income

	For The Years Ended December 31,
	2016	2015
Interest and fee income
Interest and fees on loans	$35,539,247	$27,641,209
Interest and fees on loans-related parties	-	531,559
Interest on deposits with banks	4,652	5,883
Total interest and fee income	35,543,899	28,178,651

Interest expense
Interest expense on short-term bank loans	(715,535)	(425,139)
Interest expense and fees on secured loan	(2,442,527)	(2,302,136)
Interest expense on loans from related parties	-	(61,542)
Interest expense on loans from a related party, a cost investment investee	(1,818,656)	(1,101,871)
Total interest expense	(4,976,718)	(3,890,688)

Provision for loan losses	(4,650,887)	(2,166,110)
Net Interest Income	25,916,294	22,121,853

Non-interest income	107,512	13,212

Non-interest expense
Salaries and employee surcharge	(1,271,650)	(917,159)
Business taxes and other taxes	(686,266)	(1,449,993)
Other operating expenses	(2,666,148)	(2,790,192)
Total non-interest expense	(4,624,064)	(5,157,344)

Income Before Tax	21,399,742	16,977,721
Income tax expense	(4,121,338)	(2,857,907)
Net Income	$17,278,404	$14,119,814

Dividend – Convertible Redeemable Class A preferred stock	(333,327)	-
Net income allocated to ordinary shareholders	$16,945,077	$14,119,814

Other comprehensive income
Foreign currency translation adjustments	(7,530,549)	(5,714,112)
Comprehensive Income	$9,747,855	$8,405,702

Weighted-average common shares outstanding – basic	18,012,452	20,519,156
Weighted-average common shares outstanding – diluted	21,530,835	20,519,156
Earnings per share to ordinary shareholders – Basic	$0.94	$0.69
Earnings per share to ordinary shareholders – Diluted	$0.79	$0.69

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china lending corporation

consolidated Balance Sheets

	December 31,
	2016	2015
ASSETS
Cash and cash equivalents	$4,496,588	$6,732,601
Loans receivable - third parties, net of provision for loan losses of $6,426,307 and $2,197,571 as of December 31, 2016 and 2015, respectively	148,293,427	137,602,481
Loans receivable - related parties, net of provision for loan losses of nil and $11,137 as of December 31, 2016 and 2015, respectively	-	1,102,593
Interest and fee receivable	1,075,410	673,626
Amount due from a related party	-	1,653,839
Cost method investment	3,599,831	3,851,071
Property and equipment, net	88,463	116,298
Intangible asset, net	55,480	-
Deferred tax assets	861,607	243,440
Other assets	485,765	374,387
Total Assets	$158,956,571	$152,350,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term bank loans	$7,472,530	$-
Loans from a related party, a cost investment investee	14,399,324	15,404,285
Secured loan	14,154,968	24,739,282
Dividends payable	4,108,721	6,623,843
Taxes payable	1,125,379	1,235,241
Convertible promissory note payable	650,000	-
Other liabilities	3,876,502	977,831
Total liabilities	$45,787,424	$48,980,482

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 and nil shares issued and outstanding as of December 31, 2016 and 2015, respectively	8,913,327	-

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 22,898,864 and 20,000,000 shares issued and outstanding as of December 31, 2016, and 2015, respectively	-	-
Additional paid-in capital	91,644,559	94,723,964
Statutory reserves	6,536,238	4,667,254
Retained earnings	15,691,462	6,064,526
Accumulated other comprehensive loss	(9,616,439)	(2,085,890)
Total Shareholders’ Equity	104,255,820	103,369,854
Total Liabilities and Shareholders’ Equity	$158,956,571	$152,350,336

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china lending corporation

CONSOLIDATED Statements of Cash Flows

	For the Years Ended December 31,
	2016	2015
Cash Flows from Operating Activities:
Net income	$17,278,404	$14,119,814
Adjustments to reconcile net income to net cash provided by operating activities	21,330	-
Share-based compensation expenses
Depreciation	37,448	39,415
Amortization	4,003
Loss/ (Gain) on disposal of property and equipment	58	(12,971)
Deferred tax benefit	(662,741)	(274,924)
Provisions for loan losses	4,650,887	2,166,110
Changes in operating assets and liabilities:
Interest and fee receivable	(465,901)	(79,061)
Other assets	(413,772)	(72,426)
Taxes payable	(30,601)	(764,741)
Other liabilities	3,009,560	820,988
Net Cash Provided by Operating Activities	23,428,675	15,942,204

Cash Flows from Investing Activities:
Originated loans disbursement	(331,721,346)	(237,371,565)
Repayment of loans from customers	307,589,717	212,716,218
Purchase of property and equipment	(16,341)	(156,847)
Purchase of investment	-	(4,013,614)
Purchase of intangible asset	(61,993)	-
Proceeds from sales of property and equipment	-	28,898
Proceeds from disposal of loans receivable to a related party	-	6,737,574
Net Cash Used in Investing Activities	(24,209,963)	(22,059,336)

Cash Flows from Financing Activities:
Cash acquired from reverse merger	6,083,009	-
Proceeds from issuing ordinary shares	-	1
Proceeds from short-term bank borrowings	13,997,380	5,619,060
Repayment of short-term bank borrowings	(6,020,378)	(12,843,565)
Proceeds from secured loan	-	25,783,457
Repayment of secured loan	(9,150,975)	(15,942,076)
Proceeds from loans from a cost investment investee	15,050,946	16,054,457
Repayment from loans from a cost investment investee	(15,050,946)	-
Proceeds from a related party	1,615,903	-
Payment of dividends	(7,795,182)	(5,647,881)
Net Cash (Used in) / Provided by Financing Activities	(1,270,243)	13,023,453

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(184,482)	(289,852)

Net (Decrease) / Increase in Cash and Cash Equivalents	(2,236,013)	6,616,469
Cash and Cash Equivalents at Beginning of Period	6,732,601	116,132
Cash and Cash Equivalents at End of Period	$4,496,588	$6,732,601

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